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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Gemplus International S.A.
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
LU012170629-4
(CUSIP Number)
Jean-Pierre Charlet
General Counsel and Company Secretary
c/o Gemalto N.V.
Koningsgracht Gebouw 1
Joop Geesinkweg 541-542
1096 AX
Amsterdam
The Netherlands
+31 205 620 680
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copes to:

Gregory B. Astrachan, Esq.
Jon J. Lyman, Esq.
Willkie Farr & Gallagher LLP
1 Angel Court
London EC2R 7HJ England
+44 207 696 5454
November 21, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	LU012170629-4	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Gemalto N.V. (formerly Axalto Holding N.V.)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		612,877,593

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		612,877,593

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	612,877,593

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	96.67%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

     This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the beneficial ownership of Ordinary Shares (“Ordinary Shares”) of Gemplus International S.A., a company incorporated under the laws of the Grand Duchy of Luxembourg (the “Company”), to amend the Schedule 13D filed on May 26, 2006 (the “Schedule 13D”) and amended on June 2, 2006 (the “Amendment No. 1”) and on August 30, 2006 (the “Amendment No. 2”). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D, Amendment No. 1 and Amendment No. 2.
Item 2. Identity and Background.
     Schedule A to the Schedule 13D is hereby amended in its entirety as set forth in Schedule A hereto, which is incorporated by reference in response to this Item 2.
Item 4. Purpose of Transaction.

Item 4 is hereby amended in its entirety as follows:
     On December 6, 2005, Gemalto N.V., then named Axalto Holding N.V. (“Gemalto”), entered into a Combination Agreement (the “Combination Agreement”) with the Company, certain entities of the Texas Pacific Group (the “TPG Entities”) and certain Quandt family entities and members (the “Quandt Entities” and together with the TPG Entities, the “Significant Shareholders”) party thereto. The TPG Entities and the Quandt Entities also each respectively entered into with Gemalto a Contribution in Kind Agreement (together, the “Contribution Agreements”) under which each of them agreed, subject to various conditions, to contribute the Contribution Shares to Gemalto, constituting an aggregate of 43.6% of the outstanding Shares, in exchange for shares of Gemalto (the “Contribution”). Under the Combination Agreement and the Contribution Agreements, the Contribution of the Contribution Shares by the Significant Shareholders were made in exchange for shares of Gemalto issued through an increase in the share capital of Gemalto reserved to the Significant Shareholders, at a ratio of 2 Gemalto shares for every 25 Ordinary Shares (the “Exchange Ratio”). Concurrent with the Contribution, the Company commenced the distribution pro rata to all of its shareholders as of such date, including the TPG Entities and the Quandt Entities, Euro 0.26 per Company share from its available share premium/reserves under the terms of the Combination Agreement.
     Under the terms of the Combination Agreement, on June 1, 2006 Gemalto made the requisite filing with the French AMF to commence a global offer (the “Offer”) for the remaining Ordinary Shares it does not then hold, at the Exchange Ratio. The French AMF published its avis de depot relating to the Offer on June 2, 2006. On June 13, 2006, the French AMF published its décision de recevabilité with respect to the Offer. On July 6, 2006, the French AMF published its visa and approved the listing of Gemalto shares on the Euronext Paris. On July 10, 2006, Gemalto published the note d’information relating to the Offer in the French and the U.S. financial press. On July 11, 2006, the French AMF published its avis d’ouverture regarding the Offer, allowing for acceptances under the Offer.
     The Offer expired on August 14, 2006. On August 25, 2006, Euronext announced that 324,481,977 Ordinary Shares had been tendered into the Offer. On August 25, 2006, Gemalto

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accepted for exchange an aggregate of 324,481,977 Ordinary Shares, representing 317,070,915 Ordinary Shares and 3,705,531 ADSs tendered, or 51.2% of the outstanding Ordinary Shares of the Company. In addition, Gemalto accepted one Company warrant in exchange for one Gemalto warrant. Following the settlement of the Offer on August 30, 2006, Gemalto held 599,295,777 Ordinary Shares representing 94.56% of the share capital and 94.68% of the voting rights of the Company, as well as one warrant issued by the Company. A copy of the press release issued by Gemalto on August 25, 2006, announcing the results of the Offer was filed as Exhibit 4 to the Amendment No. 2 and is incorporated herein by reference.
     As previously disclosed in the note d’information relating to the Offer and as permitted under French law, since Gemalto owned more than two-thirds of the share capital and voting rights of the Company as a result of the Offer, Gemalto requested to reopen the Offer within 10 trading days following the announcement by the AMF of the results of the Offer, at the same Exchange Ratio and other terms and conditions as the Offer (the “Subsequent Offer”). On September 8, 2006, Gemalto announced the opening of the Subsequent Offer commencing on September 12, 2006 and running through October 9, 2006. During the Subsequent Offer, Gemalto accepted for exchange all outstanding Ordinary Shares that were validly tendered prior to the expiration of the Subsequent Offer. Ordinary Shares and the warrant tendered into the Offer, which expired on August 14, 2006, could not be withdrawn during the Subsequent Offer.
     On October 6, 2006, the AMF announced that the Subsequent Offer would be extended in order to allow an independent expert to assess the evaluation methodology and price to be used for the statutory sell-out right required by Luxembourg law (the “Sell-Out Right Procedure”). On November 2, 2006, the AMF announced that the Subsequent Offer would close on November 8, 2006. On November 17, 2006, Euronext announced that 13,581,816 Ordinary Shares had been tendered into the Subsequent Offer. Following the settlement of the Subsequent Offer on November 21, 2006, Gemalto held 612,877,593 Ordinary Shares representing 96.67% of the share capital and 96.78% of the voting rights of the Company. A copy of the press release issued by Gemalto on November 17, 2006, announcing the results of the Subsequent Offer is attached hereto as Exhibit 5 and incorporated herein by reference.
     The Combination Agreement and Contribution Agreements were filed as Exhibits 1, 2 and 3 to the Schedule 13D and the description of these agreements contained herein are qualified by their entirety by reference to such Exhibits, which are incorporated by reference hereby.
     Depending on the number of Ordinary Shares and ADSs that remain held by the public following completion of the Offer, the Subsequent Offer and the Sell-Out Right Procedure, the ADSs may be required to cease to be quoted on the Nasdaq National Market and/or the Ordinary Shares and ADSs may become eligible for termination of registration under Section 12 of the Act; the Ordinary Shares may likewise no longer meet the requirement for listing on Euronext Paris. Gemalto also reserves the right, if available, to cause such termination of quotation, listing or registration or termination of the Company’s ADS program in the future.
     Under the terms of the Combination Agreement, Gemalto and the Company will be separate legal entities upon completion of the Offer, the Subsequent Offer and the Sell-Out Right Procedure. Gemalto and the Company reserve the right to examine the possibility of

4

restructuring the companies in the context of the business combination. To the extent a procedure that would give Gemalto the right to acquire shares that it does not currently hold is available, Gemalto reserves the right to conduct such a procedure or other transaction with similar effect, including by statutory squeeze-out procedure or merger, if it determines to do so.
     Except as set forth above, neither Gemalto nor any person named in Schedule A has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Gemalto may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.
Item 5. Interest in Securities of the Issuer.
Items 5(a) — (c) are hereby amended and restated in their entirety as follows:
     (a) As a result of the transactions described in this statement, Gemalto directly owns 612,877,593 Ordinary Shares of the Company, which constitute approximately 96.67% of the outstanding Ordinary Shares of the Company. The percentage used in this paragraph 5(a) is calculated based upon 634,021,538 Ordinary Shares outstanding as of November 15, 2006 as communicated by the Company on November 15, 2006.
     (b) Gemalto holds voting and dispositive power over the 612,877,593 Ordinary Shares it owns.
     (c) Pursuant to the Combination Agreement and the Contribution Agreements, (i) on June 2, 2006, Gemalto acquired 274,813,800 Ordinary Shares in exchange for 21,985,104 Gemalto shares, and (ii) during the Offer from July 11, 2006 to August 14, 2006, Gemalto acquired 317,070,915 Ordinary Shares and 3,705,531 ADSs in exchange for 25,958,559 Gemalto shares. During the Subsequent Offer, Gemalto acquired 13,581,816 Ordinary Shares in exchange for 1,086,546 Gemalto shares. Except for the Combination Agreement, Contribution Agreements, the Offer, the Subsequent Offer, the Sell-Out Right Procedure and the transactions contemplated thereby, neither Gemalto nor, to the best of its knowledge any of the directors or executive officers listed in Schedule A hereto, has effected any transactions in the Ordinary Shares in the last 60 days.
[THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

5

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:	November 28, 2006

Gemalto N.V.

By:	/s/ Jean-Pierre Charlet
Name: Jean-Pierre Charlet
Title: General Counsel and Company Secretary
[SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13D WITH RESPECT TO
GEMPLUS INTERNATIONAL S.A.]

SCHEDULE A
Name, Address and Principal Occupation or Employment of Each Director and Executive
Officer of Gemalto N.V. (“Gemalto”)
     The name and present occupation or employment of the executive officers and directors of Gemalto are set forth below. The business address of the executive officers and directors of Gemalto is Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX, Amsterdam, The Netherlands.
Directors of Gemalto

		Office and	Other principal
		principal	occupation or
Name	Citizenship	occupation	employment
Alex Mandl	American	Executive Chairman	—
Olivier Piou	French	Chief Executive Officer	—
Kent Atkinson	British	Independent Director	Senior independent director and Chairman of the audit committees of Coca-Cola HBC and telent plc, a non-executive director and a member of the audit committees of Standard Life plc and Standard Life Assurance Limited and a member of Standard Life’s investment committee
David Bonderman	American	Non-Independent Director	Principal and general partner of TPG
Geoffrey Fink	American and French	Non-Independent Director	Partner of Texas Pacific Group Europe LLP
Johannes Fritz	German	Non-Independent Director	Head of the Quandt Family office
John Omerod	British	Independent Director	Member of the boards of Misys, Computacenter plc and the group audit committee of HBOS
Arthur van der Poel	Dutch	Independent Director	Chairman of the Board of Directors of MEDEA plus and member of the Supervisory Boards of ASML, DHV and PSV
Michel Soublin	French	Independent Director	Financial Adviser at Schlumberger Limited and member of the Supervisory Board of Atos Origin

		Office and	Other principal
		principal	occupation or
Name	Citizenship	occupation	employment
John de Wit	Dutch	Independent Director	Board of Advice Nextrategy, Boer en Croon B.V
Executive Officers of Gemalto

Name	Citizenship	Office and principal occupation
Alex Mandl	American	Executive Chairman
Olivier Piou	French	Chief Executive Officer
Ernie Berger	American	North America
Paul Beverly	American	Executive Vice President, Marketing and Communication
Philippe Cabanettes	French	Vice-President, Human Resources
Michel Canitrot	French	Executive Vice President, Very Large Accounts
Philippe Cambriel	French	Executive Vice President, Financial Services and Corporate Security Product Line
Xavier Chanay	French	CIS, Middle East and Africa
Jean-Pierre Charlet	French	General Counsel and Company Secretary
Eric Claudel	French	Latin America
Claude Dahan	French	Executive Vice President, Sales
Charles Desmartis	French	Chief Financial Officer
Martin McCourt	Irish	South Asia
Tommi Nordberg	Finnish	Executive Vice President, Identity Product Line
Christophe Pagezy	French	Vice-President, Strategy Development
Jean-François Schreiber	French	Executive Vice President, Strategy and Ventures
Jacques Seneca	French	Europe
Frans Spaargaren	Dutch	Chief Administrative Officer
Teck Lee Tan	Singaporean	North Asia
Emmanuel Unguran	French	Executive Vice President, Production Coordination
Philippe Vallée	French	Executive Vice President, Telecommunications and R&D